February 28, 2006                                    Alan Gilbert
                                                     Direct Phone: 612-672-8381
                                                     Direct Fax: 612-642-8381
                                                     ALAN.GILBERT@MASLON.COM


VIA EDGAR AND FACSIMILE (202/772-9205)
--------------------------------------

Dave Walz
Staff Accountant
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:   Global Traffic Network, Inc. (the "COMPANY")
      Registration Statement on Form S-1 (the "REGISTRATION STATEMENT") Filed December 16, 2005
      File No. 333-130417

Dear Mr. Walz:

         In response to your request during our telephone conversation of this morning, please find attached the schedule of capitalized costs related to obtaining aircraft licenses. This schedule was referenced in response no. 13(a) of the Company's response letter dated February 17, 2006 but was inadvertently omitted as an attachment to such letter. As stated in response 13(a), please note that amounts on the attached schedule are in Australian dollars.

         If you have further questions or comments concerning the schedule, please do not hesitate to contact me at (612) 672-8381

                                                     Very Truly Yours,



                                                     Alan M. Gilbert, Esq.

Enclosures
cc (w/o enclosures):   William  L. Yde III
                       Scott E. Cody
                       William M. Mower

                        Australia Traffic Network Pty Ltd
                                  Other Assets
                                  June 30 2005

15.05.02    ILM Helicopter AOC License                  4,250.00      Fee paid to ILM to get the process started with the govt
17.06.02    Marcray Specialised Service/AOC               474.55      Consultant used to help prepare application
15.07.02    ILM Helicopter AOC License                  8,500.00      Fee paid to ILM to get the process started with the govt
15.08.02    ILM Helicopter AOC License                  4,250.00      Fee paid to ILM to get the process started with the govt
30.09.02    License for Chief Pilot/McGawan               300.00      Fee to govt to get pilot the necessary license
03.01.03    Civil Aviation Authority License            3,102.27      Actual fee paid to govt CAA for license
21.09.04    Aviation Consulting                         2,000.00      Consultant used to help prepare application
15.10.04    Aviation Consulting                           500.00      Consultant used to help prepare application
16.11.04    Civil Aviation Authority License            4,745.00      Actual fee paid to govt CAA for license
01.03.05    Aviation Consulting & Training Service        200.00      Additional fee for head pilot application
10.03.05    Refund Civil Aviation Safety Authority       (585.00)     Refund of fee

                                                       ---------
                                                       27,736.82